SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 5)(1)

                              Puroflow Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   746 375 104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 30, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

                            Exhibit Index on Page 14
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 2 of 30 Pages
------------------------------------              ------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,336,100
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           1,336,100
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,336,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            16.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 3 of 30 Pages
------------------------------------              ------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,336,100
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           - 0 -
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           1,336,100
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,336,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             16.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 4 of 30 Pages
------------------------------------              ------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH           -------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           - 0 -
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           -0-
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 5 of 30 Pages
------------------------------------              ------------------------------


================================================================================
     1           NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        JAMES BENENSON, JR.
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OR ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF               7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                -0-
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING
PERSON WITH
                         8         SHARED VOTING POWER

                                            -0-
                  --------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER

                                            -0-
                 ---------------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          -0-
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             -0-
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                          IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 6 of 30 Pages
------------------------------------              ------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
                 ---------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           -0-
                 ---------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 7 of 30 Pages
------------------------------------              ------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    THE FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,336,100
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           1,336,100
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,336,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            16.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 8 of 30 Pages
------------------------------------              ------------------------------


         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and The Full Value Committee (the "Committee").

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary. Robert Frankfurt is an employee of Steel Partners II.

                  The Full Value  Committee  (the  "Committee")  is  composed of
Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky. The Committee is not a business entity and has no place of organization. The principal office of the Committee is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of Steel Partners, Warren Lichtenstein and Robert Frankfurt is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  Mr. Benenson is the Chairman of the Board of Vesper Corporation and the Chairman of the Board of Arrowhead Holdings Corporation. The principal business address of Mr. Benenson is c/o Vesper Corporation, 8223 Brecksville Road, Brecksville, OH 44141.

                  Mr. Wolosky is a partner in the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP. The principal business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 9 of 30 Pages
------------------------------------              ------------------------------


                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Lichtenstein, Frankfurt, Benenson and Wolosky are citizens of the United States of America.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.           Source and Amount of Funds.

         The aggregate purchase price of the 1,336,100 Shares of Common Stock owned by Steel Partners II is $1,252,594. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.           Purpose of Transaction.

         The Reporting Persons have concluded the most attractive opportunity for increasing the value of the Issuer's shares, on a present value basis, is through the sale of the Issuer. The Reporting Persons have concluded the Issuer's attempts to enhance shareholder value are insufficient in the face of continuing lack of performance in the Issuer's Common Stock. Accordingly, the Reporting Persons have concluded that the best way to bring forth the sale of the Issuer is through a proxy solicitation. In that connection, on April 30, 1999 the Reporting Persons formed the Committee. The Reporting Persons have engaged the services of Innisfree M&A Incorporated, a proxy solicitation firm, to assist in such a solicitation. The Committee was formed to solicit written proxies to elect the slate of candidates set forth herein to the Issuer's Board of Directors at the 1999 annual meeting.

         On April 30, 1999, the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form the Committee and to seek to elect Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky to the Board of Directors of the Issuer. On May 3, 1999, the Committee filed a Preliminary Proxy Statement with the Securities and Exchange Commission in order to solicit proxies from the stockholders of the Issuer to effectuate such actions. A copy of each of the Joint Filing Agreement and the Preliminary Proxy Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 10 of 30 Pages
------------------------------------              ------------------------------


         Upon final approval from the Commission for its proxy materials, the Committee intends to commence its solicitation of stockholders of the Issuer.

Item 5(a) is hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,000,321 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed April 26, 1999.

                  As of the close of business on April 30, 1999, Steel Partners II beneficially owns 1,336,100 Shares of Common Stock, constituting approximately 16.7% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,336,100 Shares, representing approximately 16.7% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,336,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open market transactions.

Item 5(c) is hereby amended to read as follows:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 4 by the Reporting Persons.

Item 6 is amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On April 30, 1999 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form The Full Value Committee and to seek to elect Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky to the Board of Directors of the Issuer. The Committee has filed a Preliminary Proxy Statement in order to solicit proxies from the stockholders of the Issuer to effectuate such action. A copy of each of the Joint Filing Agreement and the Preliminary Proxy Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 11 of 30 Pages
------------------------------------              ------------------------------


Item 7 is hereby amended in its entirety as follows:

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky.

                  3.       Preliminary Proxy Statement

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 12 of 30 Pages
------------------------------------              ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 5, 1999                     STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN


                                      /s/ Robert Frankfurt
                                      ------------------------------------
                                      ROBERT FRANKFURT


                                      /s/ James Benenson, Jr.
                                      ------------------------------------
                                      JAMES BENENSON, JR.


                                     /s/ Steven Wolosky
                                     -------------------------------------
                                     STEVEN WOLOSKY

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 13 of 30 Pages
------------------------------------              ------------------------------


                                   SCHEDULE A

                           Transactions in the Shares
                       Since the Filing of Amendment No. 4




   Shares of Common               Price Per                  Date of
         Stock                      Share                  Purchase/Sale
   Purchased/(Sold)
                             STEEL PARTNERS II, L.P.

        10,000                    .89500                      4/23/99



                               WARREN LICHTENSTEIN
                                      None.




                                ROBERT FRANKFURT
                                      None.



                               JAMES BENENSON, JR.
                                      None.



                                 STEVEN WOLOSKY
                                      None.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 14 of 30 Pages
------------------------------------              ------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                Page
1.       Joint Filing Agreement between Steel
         Partners and Warren G. Lichtenstein
         (previously filed)
2.       Joint Filing Agreement between Steel                           15
         Partners, Warren  Lichtenstein, Robert
         Frankfurt, James Benenson, Jr. and
         Steven Wolosky.
3.       Preliminary Proxy Statement                                    18

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 15 of 30 Pages
------------------------------------              ------------------------------


                             JOINT FILING AGREEMENT

                  WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Puroflow Incorporated ("Puroflow"), a Delaware corporation;

                  WHEREAS, Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky wish to form a group (the "Group") in order to nominate a slate of directors to the Board of Directors of Puroflow and may solicit written consents or votes to obtain a change in the Board of Directors of Puroflow;

                  NOW, IT IS AGREED, this 30th day of April 1999, by the parties hereto:

                  3. In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Puroflow.

                  4. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP of (i) any of their purchases or sales of the Common Stock of Puroflow; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  5. Each of Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky agrees to serve as one of the Group's nominees to the Board of Directors of Puroflow and to serve as a director if elected.

                  6. Steel Partners II, L.P. ("Steel") hereby agrees to bear all expenses incurred in connection with the Group's nomination of persons to the Board of Directors of Puroflow, including expenses incurred by any of the nominees in a solicitation of written consents or votes by the Group. Notwithstanding the foregoing, Steel shall not be required to reimburse any nominee or party for (i) out-of-pocket expenses incurred by a nominee in the aggregate in excess of $250 without Steel's

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 16 of 30 Pages
------------------------------------              ------------------------------


prior  written  approval;  (ii) the value of the time of any  nominee  or party;
(iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  7. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Puroflow, as it deems appropriate, in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the Group or to refrain from revoking any consent after it has been given.

                  8. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  9. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  10. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Thomas J. Fleming at Olshan Grundman Frome Rosenzweig & Wolosky LLP, Fax No. (212) 755-1467.

                  11.  Each  party   acknowledges  that  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP shall act as counsel for both the Group and Steel.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 17 of 30 Pages
------------------------------------              ------------------------------



                                  STEEL PARTNERS II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

                                  By: Steel Partners, L.L.C.
                                      General Partner

                                  By: /s/ Warren Lichtenstein
                                      -------------------------------------
                                      Warren Lichtenstein, Managing Member


                                 /s/ Warren Lichtenstein
                                 ------------------------------------------
                                 Warren G. Lichtenstein


                                /s/ Robert Frankfurt
                                -------------------------------------------
                                Robert Frankfurt


                               /s/ James Benenson, Jr.
                               --------------------------------------------
                               James Benenson, Jr.


                               /s/ Steven Wolosky
                               --------------------------------------------
                               Steven Wolosky

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D         Page 18 of 30 Pages
------------------------------------              ------------------------------

                                 PROXY STATEMENT
                                       OF
                            THE FULL VALUE COMMITTEE

                      ------------------------------------

                       1999 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              PUROFLOW INCORPORATED
                      ------------------------------------

            PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD

         This proxy statement (the "Proxy Statement") and the enclosed GOLD proxy card are being furnished to stockholders of Puroflow Incorporated, a Delaware corporation (the "Company") by The Full Value Committee, (the "Committee") in connection with the solicitation of proxies from the Company's stockholders to be used at the 1999 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to elect the Committee's nominees, Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky (the "Nominees") to the Company's Board of Directors (the "Company Board") . As Nominees for director, Messrs. Lichtenstein, Frankfurt, Benenson and Wolosky are also deemed to be participants in this proxy solicitation. The principal executive offices of the Company are located at 16559 Saticoy Street, Van Nuys, California 91004. This Proxy Statement and the GOLD proxy card are first being furnished to the Company's stockholders on or about May __, 1999.

         The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 30, 1999 (the "Record Date") and has set June 29, 1999 as the date of the Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. The Committee, along with all of the participants in this solicitation, is the beneficial owner of an aggregate of 1,336,100 Shares which represents approximately 16.7% of the Shares outstanding (based on information publicly disclosed by the Company). The Committee intends to vote such Shares for the election of the Nominees.

         THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

         The Committee is soliciting proxies for the election of the Nominees to the Company Board. According the Company's Definitive Proxy Statement on
Schedule 14A filed with the Securities and Exchange Commission on April 26, 1999 (the "Company Proxy Statement"), the Company is soliciting proxies with respect to the appointment of its auditors for the fiscal year ended January 31, 2000. The Committee expresses no opinion and makes no recommendation as to this proposal. The Committee is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. The Committee urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's stockholders, to giving all the Company's stockholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Committee, c/o Innisfree M&A Incorporated, in the enclosed envelope today.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 19 of 30 Pages
------------------------------------              ------------------------------

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the committee, c/o Innisfree M&A Incorporated, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         Call toll-free: (888) 750-5834
                Bankers and Brokers Call Collect: (212) 750-5833

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 20 of 30 Pages
------------------------------------              ------------------------------


                      THE PLANS OF THE FULL VALUE COMMITTEE

         The Committee was formed to solicit proxies to elect a slate of candidates to serve on the Company Board. Members of the Committee have beneficially owned shares (the "Shares") of the Company's common stock, .01 par value (the "Common Stock") since June 1998. In making their initial investment, the members of the Committee believed there were unexploited opportunities for management to increase the value of these Shares. The members of the Committee now believe that the Company's current business strategy is not the best course of action for all stockholders. For example, the Committee was dismayed by the recent actions by the Company in offering certain directors, officers and employees the opportunity to purchase 1,000,000 Shares at 75 cents per Share. Such purchases represent approximately 12% of the outstanding Shares, and the directors, officers and employees who participated were required to make an initial payment of only 20% of the purchase price, with the balance being financed by a non-recourse three-year note from the Company at a below-market interest rate. In the Committee's view, this offer was a "sweetheart" transaction, representing a breach of the Company Board's fiduciary duties at the expense of all other stockholders and should have been made to all stockholders of the Company.

         In addition, the Committee believes that the market price of the Common Stock does not reflect the underlying value of the Company and believes that the sale of the Company would be in the best interests of the Company's stockholders. The Company's stock price has been languishing at below $1.00 per Share since early 1997, and has not come close to reaching its highest trading price of approximately $2.00 per Share achieved in 1996.

         For these and other reasons, the Committee has concluded that the most attractive opportunity for increasing the value of the Company's Common Stock, on a present value basis, is through the sale of the Company. We believe stockholders should elect directors committed to pursuing the sale of the Company in a manner which will give the Company's stockholders the greatest return on their investment. In that regard, the Committee was formed to elect Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky to the Company's Board. Upon the consummation of such actions, the Nominees will take all necessary action to pursue the sale of the Company.

         The Committee believes that the sale of the Company rather than the continued operation of the Company by current management is in the best interest of the Company's stockholders. No assurance can be given that a sale of the Company can be accomplished or would produce more favorable financial results or result in achieving full value for stockholders. The Committee has not solicited any offers from any potential acquirors of the Company, nor has it conducted an appraisal of the assets of the Company in order to determine a fair price for such a sale.


                      WHY YOU SHOULD VOTE FOR THE NOMINEES

         The Committee believes that the election of the Nominees represents the best means for the Company's stockholders to maximize the value of their Shares. As the largest stockholder of the Company, the Committee has a strong interest in maximizing the value of your investment.

         The Committee is committed to the prompt sale or restructuring of the Company. If elected, the Nominees are expected to take all actions, subject to their fiduciary duties to the Company's stockholders, to maximize stockholder value, either through the sale of the Company to the highest bidder and on the most favorable terms available to the Company or, alternatively, through a restructuring or recapitalization designed to accomplish these objectives. Neither the Committee (nor to its knowledge, any other person on the Committee's behalf) has made or undertaken any analyses or reports as to whether stockholder value will be maximized as a result of this solicitation or obtained reports from consultants or other outside parties as to whether the proposals presented herein would have an effect on stockholder value and no assurance can be given that the Nominees will be able to implement their plan. The Committee could, however, in the future, based upon an evaluation of the Company's operations and future plans, decide to pursue another course of action. It is not currently contemplated that any of the Nominees or any of their affiliates will participate in any transaction with the Company other than in their capacity as a stockholder.

         If the Nominees are elected, they have no current plans to terminate the employment of any of the Company's current officers. The Committee is not aware of any employment agreement or material agreement to which the Company is a party, the termination or terms of which would be adversely affected by the election of the Nominee or a sale of the Company.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 21 of 30 Pages
------------------------------------              ------------------------------

                     THE FULL VALUE COMMITTEE AND ITS SLATE


         The Full Value Committee is composed of Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky, and such persons shall constitute the Nominees for election to the Company Board. Additional nominees will be nominated (i) in the event that the Company purports to increase the number of its directorships to more than four, and/or (ii) in the event any of the Nominees are unable for any reason to serve as a Director. Biographical data on the Nominees is set forth below. The Committee was formed on or about April 30, 1999 to undertake this solicitation. The Committee is an unincorporated association with its office at 150 East 52nd Street, 21st Floor, New York, NY
10022. Its telephone number is (212) 813-1500. The Committee's officers are Messrs. Lichtenstein, Frankfurt, Benenson and Wolosky.

         Warren G. Lichtenstein (33) is one of the Committee's nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel") since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel since 1993 and prior to January 1, 1996. For information regarding Steel and Steel LLC, see below under "Participant Information". Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., Rose's Holdings, Inc., PLM International, Inc. and Saratoga Beverage Group, Inc. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,336,100 Shares of the
Common Stock of the Company, all of which were owned by Steel. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares of the Common Stock of the Company during the past two years, see
Schedule I.

         In late 1995, Steel commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation.

         Robert Frankfurt (33) is one of the nominees for director. Mr. Frankfurt joined the Former General Partner in 1995 and became a non-managing member of Steel L.L.C. in 1996. Mr. Frankfurt concurrently served as President of MDM Technologies during 1997 and 1998. As of the date hereof Mr. Frankfurt does not beneficially own any Shares of the Common Stock of the Company. Mr. Frankfurt has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Frankfurt is 150 East 52nd Street, 21st Floor, New York, NY 10022.

         James Benenson, Jr. (63) is one of the nominees for director. Mr. Benenson has been the Chairman of the Board of Vesper Corporation since 1979 and Chairman of the Board of Arrowhead Holdings Corporation since 1983. Prior to such time, Mr. Benenson served in various capacities with F. Eberstadt & Co., Walker, Hart & Co. and James Benenson & Co. As of the date hereof Mr. Benenson does not beneficially own Shares of the Common Stock of the Company. Mr. Benenson has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Benenson is 8223 Brecksville Road, Brecksville Ohio 44141.

         Steven Wolosky (43) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of Uniflex, Inc., an AMEX listed company. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 22 of 30 Pages
------------------------------------              ------------------------------


purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

         For further information concerning the plans of the Full Value Committee and the Nominees, see "The Plans of the Full Value Committee."

         The Full Value Committee, together, beneficially owned 1,336,100 Shares of Common Stock as of the Record Date, representing 16.7% of the issued and outstanding Shares of Common Stock.

         Each of the Nominees has consented to serve as a director and, if elected, intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. By executing a GOLD proxy Card, each stockholder will revoke any prior consent and will not be voting his or her Shares for the nominees of the Company.

         The Nominees will not receive any compensation from the Committee for their services as a Director of the Company. The Committee has agreed to indemnify the Nominees against any costs, expenses and other liabilities associated with their nomination and the election contest. The Nominees have executed written consents agreeing to be a nominee for election as a Director of the Company and to serve as a Director if so elected. None of the Nominees have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Directors who are not employees of the Company or its subsidiary receive an annual retainer of $2,560, payable in quarterly installments, and a fee of $300 for participation in meetings of the Company Board held by means of conference telephone and for participation in certain meetings of committees of the Company Board.

         Except as provided for under "Legal Proceedings" herein, none of the Nominees is adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that the Nominees will be unable to stand for election but, in the event that any of the Nominees are unable to do so, the Shares represented by the enclosed GOLD proxy card will be voted for the remaining Nominees. In addition, the Committee reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute or additional nominees.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

                           VOTING AND PROXY PROCEDURES

         Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares. According to publicly available information as of April 30, 1999, there were 8,000,321 Shares issued and outstanding.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Election of the Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Annual Meeting. Shares for which proxies are marked "abstain" will be treated as Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining the presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have discretionary voting power and has not received instructions from the beneficial owner ("broker non- votes"). Directors are elected by a plurality and the nominees who receive the most votes will be elected. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 23 of 30 Pages
------------------------------------              ------------------------------


         Stockholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement or to the Company at 16559 Saticoy Street, Van Nuys, California 91406 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement so that Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE COMPANY BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain officers, employees or affiliates of the Committee, none of whom will receive additional compensation for such solicitation.

         The Committee has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $25,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ approximately 50 persons to solicit the Company's stockholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by the Committee. If the Nominees are elected to the Company Board, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Costs of this solicitation of proxies are currently estimated to be approximately $100,000. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $15,000.

                             PARTICIPANT INFORMATION

         Mr. Lichtenstein beneficially owns 1,336,100 Shares of Common Stock. None of Messrs. Frankfurt, Benenson or Wolosky beneficially owns any Shares of Common Stock. The Committee is deemed to beneficially own 1,336,100 Shares of Common Stock representing 16.7% of the Shares outstanding. No participant owns any securities other than Shares of Common Stock and no participant owns any such Shares of record but not beneficially.

         The general partner of Steel is Steel LLC, a Delaware limited liability company. The principal business of Steel is investing in the securities of micro-cap companies. The principal business address of Steel and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. As of the Record Date, Steel was the beneficial owner of 1,336,100 Shares of the Common Stock of the Company. Steel LLC does not beneficially own any Shares of the Common Stock of the Company on the Record Date, except by virtue of their role in Steel. For information regarding Steel's purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         The Company Board has a single class of directors. At each annual meeting of Stockholders, the directors are elected to a one-year term. The Nominees proposed by the Committee, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 24 of 30 Pages
------------------------------------              ------------------------------

                                LEGAL PROCEEDINGS

         On May 3, 1999, Steel Partners filed a complaint in the United States District Court, District of Delaware, naming the Company, Michael H. Figoff, Reuben M. Siwek, Tracy Kent Pugmire and Robert A. Smith as defendants. The complaint alleges that the defendants have violated Sections 13(d) and 14(a) of the Securities Exchange Act of 1934, as amended. The complaint states that the defendants are using false and misleading material in the proxy statement filed with the Securities and Exchange Commission and disseminated to stockholders of the Company on or about April 26, 1999, in connection with the Company's solicitation of proxies for its 1999 annual meeting. The complaint also states that the individual defendants have formed an undisclosed group which beneficially owns approximately 14% of the Shares of Common Stock but have failed to file a Schedule 13D disclosing the formation of such group. In addition, the complaint states that one million shares of the Company were acquired by the individual defendants and those working with them pursuant to a stock issuance which was without proper corporate purpose and designed to entrench management. Steel Partners has requested, among other things, that a declaration be made that the proxy statement of the Company is false and misleading, that the individual defendants be directed to file a complete and truthful Schedule 13D, and that the defendants be enjoined from voting proxies received pursuant to their misleading solicitation and the one million shares obtained through self-dealing.

           CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee or any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, since January 1, 1998 with respect to any Shares of the Company; or (iii) knows of any transactions since January 1, 1998, currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         According to the Company Proxy Statement, the Company is soliciting proxies with respect to the appointment of the Company's auditors for the fiscal year ended January 31, 2000. Please refer to the Company Proxy Statement for a detailed description of this proposal. The Committee expresses no opinion and makes no recommendation on this proposal. The accompanying GOLD proxy card will be voted in accordance with your instructions on such card. You may vote for approval of the proposal, vote against such proposal or abstain from voting on such proposal by marking the proper box on the GOLD proxy card. If no marking is made, you will be deemed to have given a direction to abstain from voting the Shares represented by the GOLD proxy card with respect to the approval of this proposal.

         The Committee is unaware of any other matters to be considered at the Annual Meeting. However, the Committee has notified the Company of its intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

         The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of the Company.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 25 of 30 Pages
------------------------------------              ------------------------------


                  STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

          The Company's Definitive Proxy Statement set March 1, 2000 as the deadline by which proposals of the Company's stockholders that are intended to be presented by such stockholders at the Annual Meeting were to be received by the Company in order to be considered for inclusion in the proxy statement and form of proxy relating to the Annual Meeting.

                                     THE FULL VALUE COMMITTEE

                                     May__, 1999

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 26 of 30 Pages
------------------------------------              ------------------------------


                Transactions in the Shares for the Last Two Years


      Shares of Common Stock          Price Per           Date of
             Purchased                  Share            Purchase
             ---------                  -----            --------

                             STEEL PARTNERS II, L.P.
                29,100                  .75140              June 8, 1998
                10,000                  .75000              June 15, 1998
                17,500                  .77071              June 19, 1998
                30,000                  .80125              June 23, 1998
                20,000                  .80125              June 24, 1998
                15,000                  .80000              July 2, 1998
                 5,000                  .80125              July 6, 1998
                10,000                  .83250              July 9, 1998
                20,000                  .82250              July 13, 1998
                20,000                  .82000              July 14, 1998
                75,000                  .83167              July 16, 1998
                28,000                  .83089              July 27, 1998
               565,000                  .86000              July 27, 1998
                 2,500                  .70750            October 23, 1998
                20,500                  .75781            October 27, 1998
                10,000                  .77000            October 28, 1998
                20,000                  .77000            October 29, 1998
                 5,000                  .77000            October 30, 1998
                50,000                  .77000            November 4, 1998
                10,000                  .77000            November 13, 1998
                10,000                  .80000            December 31, 1988
                10,000                  .80125             January 6, 1999
                27,500                  .81227            January 21, 1999
                10,000                  .80125            January 25, 1999
                10,000                  .85594            January 29, 1999
                20,000                  .83250              March 3, 1999
                20,000                  .84031              March 5, 1999
                10,000                  .83250              March 8, 1999
                10,000                  .83250             March 10, 1999

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 27 of 30 Pages
------------------------------------              ------------------------------


      Shares of Common Stock          Price Per             Date of
             Purchased                 Share                Purchase
             ---------                -------               --------
              25,000                  .83250                March 16, 1999
              25,000                  .89500                March 25, 1999
              12,000                  .89500                 April 7, 1999
              44,500                  .89720                 April 8, 1999
             129,500                  .90592                April 22, 1999
              10,000                  .89500                April 23, 1999


                             WARREN G. LICHTENSTEIN

                                     NONE(2)


                                ROBERT FRANKFURT

                                      NONE


                               JAMES BENENSON, JR.

                                      NONE

                                 STEVEN WOLOSKY

                                      NONE



--------
     2 By virtue of his position with Steel Partners II, L.P., Mr. Lichtenstein has the power to vote and dispose of the Company's Shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the Shares of the Company owned by Steel Partners II, L.P.

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 28 of 30 Pages
------------------------------------              ------------------------------


                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Committee your proxy FOR the election of the Nominees by taking three steps:


         1.       SIGNING the enclosed GOLD proxy card,


         2.       DATING the enclosed GOLD proxy card, and


         3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Innisfree M&A Incorporated at the address set forth below.


                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                          CALL TOLL FREE (888) 750-5834
                                       OR
                 BANKS AND BROKERS CALL (212) 750-5833 (COLLECT)

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 29 of 30 Pages
------------------------------------              ------------------------------


            PUROFLOW INCORPORATED 1999 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF THE FULL VALUE COMMITTEE

The undersigned appoints Warren G. Lichenstein and Robert Frankfurt and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Puroflow Incorporated (the "Company") which the undersigned would be entitled to vote if personally present at the 1999 Annual Meeting of Stockholders of the Company, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:

THE FULL VALUE COMMITTEE RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW. THE COMMITTEE MAKES NO RECOMMENDATION AS TO THE PROPOSAL SET FORTH IN ITEM 2.

         1.   ELECTION  OF  DIRECTORS:   To  elect  the   Nominees,   Warren  G.
              Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky, to the Board of Directors of the Company (the "Board");

              FOR [ ]                  WITHHOLD AUTHORITY [ ]

         INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominees name in the space provided below.

         I withhold authority to vote for the following nominee(s):_____________

         2. To vote for the appointment of the Auditors for the fiscal year ended January 31, 2000, subject to consummation of a contract satisfactory to the Board of Directors of the Company.

              FOR [ ]                   AGAINST [ ]                ABSTAIN [ ]

         3. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the Nominees and in the manner set forth in Item 3 above. If no direction is made with respect to proposal 2, this proxy will be treated as a direction to abstain from voting with respect to such proposal.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.



DATED:  _________________________________,  1999.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

------------------------------------              ------------------------------
CUSIP No. 746 375 104                    13D          Page 30 of 30 Pages
------------------------------------              ------------------------------


     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


 IMPORTANT:PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED
                                    ENVELOPE!

            IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL

                           INNISFREE M&A INCORPORATED
                          CALL TOLL FREE (888) 750-5834